ImageneBio, Inc.

12526 High Bluff Drive, Suite 345

San Diego, CA 92130

(858) 345-6265

September 11, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3010

Attn: Tyler Howes

Re:	ImageneBio, Inc.

Registration Statement on Form S-1

File No. 333-290108

Acceleration Request

Requested Date: Monday, September 15, 2025

Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) to become effective at 4:00 p.m. Eastern Time on Monday, September 15, 2025, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Patrick Loofbourrow of Cooley LLP at (858) 550-6090 or Asa Henin of Cooley LLP at (858) 550-6104.

Sincerely,

ImageneBio, Inc.

By:	/s/ Jotin Marango
Jotin Marango, M.D., Ph.D.
Chief Financial Officer and Corporate Secretary